UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

ING U.S., Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

45685E106

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP No. 45685E106	Page 1 of 4 Pages

1.	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ING Groep N.V.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 147,848,227
	6.	Shared voting power 0
	7.	Sole dispositive power 147,848,227
	8.	Shared dispositive power 0
9.	Aggregate amount beneficially owned by each reporting person 147,848,227
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 56.69% [1]
12.	Type of reporting person (see instructions) CO

[1]	Based on 260,809,371 shares of Common Stock, $.01 par value, of ING U.S., Inc. issued and outstanding as of November 5, 2013, as reported by the issuer in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 8, 2013.

13G

CUSIP No. 45685E106	Page 2 of 4 Pages

Item 1.

(a)	Name of Issuer

ING U.S., Inc.

(b)	Address of Issuer’s Principal Executive Offices

230 Park Avenue

New York, NY 10169

Item 2.

(a)	Name of Person Filing

ING Groep N.V.

(b)	Address of the Principal Office or, if none, residence

Bijlmerplein 888, 1102 MG

Amsterdam

(c)	Citizenship

The Netherlands

(d)	Title of Class of Securities

Common Stock

(e)	CUSIP Number

45685E106

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Not Applicable

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CUSIP No. 45685E106	Page 3 of 4 Pages

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 147,848,227

(b)	Percent of class: 56.69%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote 147,848,227

(ii)	Shared power to vote or to direct the vote 0

(iii)	Sole power to dispose or to direct the disposition of 147,848,227

(iv)	Shared power to dispose or to direct the disposition of 0

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

Not applicable.

13G

CUSIP No. 45685E106	Page 4 of 4 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ING GROEP N.V.

Dated:	January 23, 2014	By:	/s/ Cornelis Blokbergen

		Name:	Cornelis Blokbergen
		Title:	Proxyholder I

		By:	/s/ Femke de Jong

		Name:	Femke de Jong
		Title:	Proxyholder J